Exhibit 21.1

List of Subsidiaries of KLX Energy Services Holdings, Inc.

Set forth below is a list of subsidiaries of KLX Energy Services Holdings, Inc. With the exception of KLXE Services Inc.,  the following entities are wholly owned subsidiaries of KLX Energy Services Holdings, Inc. and are owned directly by either KLX Energy Services Holdings, Inc. or by wholly owned subsidiaries of KLX Energy Services Holdings, Inc.

Subsidiary	Jurisdiction of Formation
KLX Energy Services LLC	Delaware
KLX RE Holdings LLC	Delaware
Motley Services, LLC	Texas
Motley Pressure Control, LLC	Texas
Motley Perforators, LLC	Texas
Motley Downhole, LLC	Texas
Motley Coil, LLC	Texas
Tecton Energy Services LLC	Delaware
KLXE Services, Inc.	Delaware